FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

This document may contain forward-looking statements concerning COPAMEX’s future performance and/or results of operations and should be considered as good faith estimates of COPAMEX. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact COPAMEX’s actual performance or results of operations.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2004 and 2003
(Thousands of constant Mexican pesos as of March 31, 2004)

	March ’04	March ’03		March ’04	March ’03

Assets:			Liabilities:

Current assets

Cash and cash equivalents	202,981	80,431	Short-term debt	1,034,087	870,324

Accounts receivable	1,181,239	1,110,061	Current portion of long-term debt	2,562,651	624,230

Inventories	938,359	1,182,513	Suppliers	1,342,344	1,309,875

Other accounts receivable	248,205	668,947	Income tax and employee profit sharing	32,951	34,406

Prepaid expenses	187,070	254,340	Other accounts payable	863,718	857,992

Total current assets	2,757,854	3,296,292	Total current liabilities	5,835,751	3,696,827

			Long-term debt	1,139,453	3,806,834
			Labor obligations	143,860	106,969

Property, plant and equipment, net	8,865,848	9,350,713	Total long-term liabilities	1,283,313	3,913,803

Other assets	679,745	696,635	Deferred income taxes	1,476,711	1,795,953

Goodwill	67,827	79,126	Total liabilities	8,595,775	9,406,583

			Stockholders’ Equity:
			Minority interest	199,904	211,341
			Capital stock	5,388,829	5,397,420
			Additional paid-in capital	7,076	7,088
			Retained earnings	841,790	1,295,162
			Net (loss) income	148,108	(171,213)
			Insufficiency from restatement of stockholders’ equity	(835,315)	(744,994)
			Cumulative effect of deferred income taxes	(1,974,893)	(1,978,621)

			Total majority stockholders’ equity	3,575,595	3,804,842

			Total stockholders’ equity	3,775,499	4,016,183

Total assets	12,371,274	13,422,766	Total liabilities and stockholders’ equity	12,371,274	13,422,766

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income
for the periods ended March 31, 2004 and 2003
( Thousands of constant Mexican pesos as of March 31, 2004)

	Jan - March ’04		Jan - March ’03		CHANGE

					Ps. $	%

Net sales	1,837,607	100.0%	1,979,856	100.0%	(142,249)	-7.2%

Cost of goods sold	(1,273,352)	-69.3%	(1,362,014)	-68.8%	88,662	6.5%

Gross profit	564,255	30.7%	617,842	31.2%	(53,587)	-8.7%

Selling, general and administrative expenses	(428,744)	-23.3%	(446,501)	-22.6%	17,757	4.0%

Operating profit	135,511	7.4%	171,341	8.7%	(35,830)	-20.9%

Comprehensive cost of financing:

Interest expense,net	(120,458)	-6.6%	(138,825)	-7.0%	18,367	13.2%
Exchange gain (loss), net	42,568	2.3%	(176,492)	-8.9%	219,060	124.1%
Result from monetary position	89,778	4.9%	36,410	1.8%	53,368	146.6%
Other financing costs	(13,755)	-0.7%	(13,970)	-0.7%	215
Total comprehensive cost of financing	(1,867)	-0.1%	(292,877)	-14.8%	291,010	-99.4%

Income after comprehensive cost of financing	133,644	7.3%	(121,536)	-6.1%	255,180	-210.0%

Other income (expenses), net	29,430	1.6%	(17,893)	-0.9%	47,323	-264.5%

Income before taxes and employee profit sharing	163,074	8.9%	(139,429)	-7.0%	302,503	-217.0%

Income tax	(4,004)	-0.2%	(4,609)	-0.2%	605	13.1%
Deferred income tax	0	0.0%	(27,619)	-1.4%	27,619	100.0%
Employee profit sharing	(2,043)	-0.1%	(2,827)	-0.1%	784	27.7%

Income (loss) before minority interest	157,027	8.5%	(174,484)	-8.8%	331,511	-190.0%

Minority interest	(8,919)	-0.5%	3,271	0.2%	(12,190)	372.7%

Net income ( loss )	148,108	8.1%	(171,213)	-8.6%	319,321	-186.5%

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended March 31, 2004 and 2003
(Thousands of constant Mexican pesos as of March 31, 2004)

	1Q ’04	1Q ’03

Net income	157,027	(174,484)

Items not requiring the use of resources :

Depreciation and amortization	111,238	123,411
Provision for labor obligations	3,212	3,469
Deferred taxes	0	27,619
Others	0	38,691

Total	271,477	18,706

Changes in working capital :
Accounts receivable	120,229	437,404
Inventories	118,133	(96,165)
Suppliers	(117,129)	122,012
Other accounts payable and accountable	(94,842)	(170,254)

Resources provided by operating activities	297,868	311,703

Financing activities:
Bank loans	(507,856)	(314,052)
Others	(1,737)	(7,452)

Resources used by financing activities	(509,594)	(321,504)

Investing activities:
Property, plant and equipment, net	295,664	(46,188)
Other investments	9,247	42,993

Resources provided (used) by investing activities	304,911	(3,195)

(Decrease) increase in cash and cash equivalents	93,185	(12,996)

Cash and cash equivalents at the beginning of period	109,795	93,427

Cash and cash equivalents at the end of the period	202,981	80,431

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.

(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: May 5, 2004